                                                    ---------------------------
                                                        OMB APPROVAL
                                                    ---------------------------
                                                    OMB Number:  3235-0145
                                                    Expires: October 31, 1997
                                                    Estimated average burden
                                                    hours per response...14.90
                                                    --------------------------
                                 UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ____)*

                            SOUTHMARK CORPORATION
- --------------------------------------------------------------------------------
                               (Name of Issuer)



                                 COMMON STOCK
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  844544809
                        ------------------------------
                                (CUSIP Number)

   DAVID J. ALLEN, Esquire, 28W100 St. Charles Rd., West Chicago, IL 60185
                                (708)231-2625
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications

                                JULY 17, 1996
        -------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

- --------------------                                       ---------------------
CUSIP NO.  844544809                                       PAGE  2  OF  9  PAGES
           ---------                                            ---    ---
- --------------------                                       ---------------------

- --------------------------------------------------------------------------------
1  | NAME OF REPORTING PERSON
   | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   |
   |
   | GRACE BROTHERS, LTD.
   |
- --------------------------------------------------------------------------------
2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
   |                                                                 (b) [ ]
   |
   |
   |
- --------------------------------------------------------------------------------
3  | SEC USE ONLY
   |
   |
   |
- --------------------------------------------------------------------------------
4  | SOURCE OF FUNDS*
   |
   | WC,00
   |
- --------------------------------------------------------------------------------
5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   | PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
   |
   |
- --------------------------------------------------------------------------------
6  | CITIZENSHIP OR PLACE OF ORGANIZATION
   |
   |  ILLINOIS LIMITED PARTNERSHIP
   |
- --------------------------------------------------------------------------------
             | 7 |SOLE VOTING POWER
             |   |
 NUMBER OF   |   |6,773,998 SHARES
   SHARES    |   |
BENEFICIALLY -------------------------------------------------------------------
  OWNED BY   | 8 |SHARED VOTING POWER
   EACH      |   |
 REPORTING   |   |
  PERSON     -------------------------------------------------------------------
   WITH      | 9 |SOLE DISPOSITIVE POWER
             |   |
             |   |6,773,998 SHARES
             -------------------------------------------------------------------
             |10 |SHARED DISPOSITIVE POWER
             |   |
             |   |
- --------------------------------------------------------------------------------
11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   |
   | 6,773,998 SHARES
- --------------------------------------------------------------------------------
12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   | SHARES*                                                             [ ]
   |
- --------------------------------------------------------------------------------
13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   |
   | 18.4%
- --------------------------------------------------------------------------------
14 | TYPE OF REPORTING PERSON *
   |
   | BD
- --------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- --------------------                                       ---------------------
CUSIP NO.  844544882                                       PAGE  3  OF  9  PAGES
           ---------                                            ---    ---
- --------------------                                       ---------------------

- --------------------------------------------------------------------------------
1  | NAME OF REPORTING PERSON
   | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   |
   |
   | GRACE BROTHERS, LTD.
   |
- --------------------------------------------------------------------------------
2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
   |                                                                 (b) [ ]
   |
   |
   |
- --------------------------------------------------------------------------------
3  | SEC USE ONLY
   |
   |
   |
- --------------------------------------------------------------------------------
4  | SOURCE OF FUNDS*
   |
   | WC,00
   |
- --------------------------------------------------------------------------------
5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   | PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
   |
   |
- --------------------------------------------------------------------------------
6  | CITIZENSHIP OR PLACE OF ORGANIZATION
   |
   |  ILLINOIS LIMITED PARTNERSHIP
   |
- --------------------------------------------------------------------------------
             | 7 |SOLE VOTING POWER
             |   |
 NUMBER OF   |   |607,961 SHARES
   SHARES    |   |
BENEFICIALLY -------------------------------------------------------------------
  OWNED BY   | 8 |SHARED VOTING POWER
   EACH      |   |
 REPORTING   |   |
  PERSON     -------------------------------------------------------------------
   WITH      | 9 |SOLE DISPOSITIVE POWER
             |   |
             |   |607,961 SHARES
             -------------------------------------------------------------------
             |10 |SHARED DISPOSITIVE POWER
             |   |
             |   |
- --------------------------------------------------------------------------------
11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   |
   | 607,961 SHARES
- --------------------------------------------------------------------------------
12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   | SHARES*                                                             [ ]
   |
- --------------------------------------------------------------------------------
13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   |
   | 21.4%
- --------------------------------------------------------------------------------
14 | TYPE OF REPORTING PERSON *
   |
   | BD
- --------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 4 of 9 Pages

Item 1.  Security and Issuer

        This statement relates to the common stock, par value $.01 per share (the "Common Stock") and the preferred stock, par value $9.00 per share (the "Preferred Stock"), issued by Southmark Corporation, a Georgia corporation (the "Company"), whose principal executive offices are located at 2711 LBJ Freeway, Suite 950, Dallas, Texas 75234.

Item 2. Identity and Background

        (a) The statement is filed by Grace Brothers, Ltd., an Illinois limited partnership ("Grace"). Bradford T. Whitmore ("Whitmore") and Spurgeon Corporation ("Spurgeon") are the general partners of Grace.

        (b) The business address of Grace and Whitmore is 1560 Sherman Avenue, Suite 900, Evanston, Illinois 60201. The business address of Spurgeon is 28W100 St. Charles Road, West Chicago, Illinois 60185.

        (c) The principal business of Grace is to purchase, sell, invest and trade in securities. Whitmore's principal occupation is that of being a general partner of Grace. The principal business of Spurgeon is that of being a general partner of Grace. The names, business addresses, and present principal occupation or employment of each director and executive officer of Spurgeon are set forth in Schedule A hereto.

        (d) None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) None of the persons referred to in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               Page 5 of 9 Pages

     (f) Grace is an Illinois limited partnership and Spurgeon is an Illinois corporation. Whitmore is a citizen of the United States.

Item 3.  Source of Amount of Funds

     The net investment cost of Common Stock and Preferred Stock beneficially owned by Grace is $205,428.

     The Common Stock and Preferred Stock beneficially owned by Grace was purchased with working capital and partnership funds and is kept in Grace's margin accounts with Bear, Stearns & Co., Inc. and Lehman Brothers Inc., which accounts may from time to time have debit balances. Since other securities are held in such accounts, it is impracticable to determine the amounts, if any, borrowed with respect to the Common Stock and Preferred Stock, and interest costs vary with applicable costs and account balances.

Item 4.  Purpose of Transaction

        This Schedule 13(d) filing is being made because Grace has determined that it no longer holds its shares without any purpose of changing or influencing the control of Southmark, and therefore, Grace will no longer make
Schedule 13(g) filings. Grace is dissatisfied with the compensation of, and certain actions taken by, the present directors and senior management of Southmark, and believes that changes are necessary in order to maximize the liquidation recovery of Southmark's shareholders.

     Grace intends to continue to monitor the activities of the board of directors and senior management of Southmark and may discuss its concerns with a limited number of other shareholders. Grace may choose to solicit consents from other preferred shareholders and/or vote its shares so as to remove the existing directors and elect a new board of directors.

     Except as set forth in this Item 4, Grace does not have any present plans or proposals which would result in any of the actions enumerated in clauses (a)
- - (j) of Item 4 of Schedule 13D under the Act.

                               Page 6 of 9 Pages

Item 5.  Interest in Securities of the Issuer.

        (a) Grace presently holds a total of 6,773,998 shares of the Common Stock, which, according to Southmark's most recent 10-Q represents approximately 18.4% of the Common Stock outstanding. Grace also holds a total of 607,961 shares of Preferred Stock, which, according to Southmark's most recent 10-Q, represents approximately 21.4% of the Preferred Stock outstanding.

        (b) Grace has the sole power to vote and dispose of the Common Stock and the Preferred Stock.

        (c) The transactions in Preferred Stock and the Common Stock by the Filers during the period from May 17, 1996 to July 17, 1996 are set forth on Schedule B hereto.

        (d) No person other than each respective owner referred to herein of Common Stock or Preferred Stock is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of such shares of Common Stock or Preferred Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Grace does not have any contracts, arrangements, understandings or relationships with any other person with respect to any securities of Southmark.

Item 7.  Items to be filed as Exhibits.

        None

                               Page 7 of 9 Pages


                                   SIGNATURE

        Grace Brothers, Ltd., after reasonable inquiry and to the best of its knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

                                        Grace Brothers, Ltd.



                                        By:
                                            ---------------------
                                            Bradford T. Whitmore
                                            General Partner
                                            Grace Brothers, Ltd.


Dated July 26, 1996

                              Page 8 of 9 Pages

SCHEDULE A

Directors and Executive Officers of Spurgeon Corporation*



                                            Principal Position
                                              With Spurgeon,
Name & Business Address                         Occupation
- ------------------------                    -------------------

Robert D. Van Kampen                          Sole shareholder
926 Robbins Road, Ste. 180                    Director and President of
Grand Haven, MI  49417                        Spurgeon.  General Partner,
                                              Van Kampen Asset
                                              Management.

David J. Allen                                Vice President and
28W100 St. Charles Road                       Secretary of Spurgeon.
West Chicago, IL  60185                       General Partner and
                                              Counsel of Van Kampen
                                              Asset Management.

Jerry A. Trannel                              Treasurer of Spurgeon.
28W100 St. Charles Road                       Controller of Grace
West Chicago, IL  60185                       Brothers, Ltd.  Controller
                                              Van Kampen Asset
                                              Management


_______________________
*All are  United States Citizens

        The business address of Van Kampen Asset Management is 28W100 St. Charles Road, West Chicago, IL 60185. The principal business of Van Kampen Asset Management is investment and asset management.

                               Page 9 of 9 Pages

SCHEDULE B

TRADE ACTIVITY FOR SOUTHMARK CORPORATION PREFERRED STOCK

Trade              # Shares
Date               Acquired            Price
- ----               --------            -----
07/12/96             5,000             $2.375